UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

ROYAL BANCSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Missouri	43-1194602
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

13171 Olive Blvd

St. Louis, MO 63141

(Address of Principal Executive Offices)

(314) 212-1655

(Registrant’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s analysis (on a consolidated basis) of the financial condition of Royal Bancshares, Inc. (hereinafter referred to as “Royal” or “the Company”) at June 30, 2016 and 2015, and the results of operations for the six month periods then ended. This review should be read in conjunction with the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements included in this Form 1-SA. Unless otherwise stated, data is for Royal on a consolidated basis.

Comparison of Operating Results for the Six Months Ended June 30, 2016 and 2015

General.

Royal recorded net income of $1,809,137 in 2016, a decrease of $558,917 or 23.60%, from the net income of $2,368,054 reported in 2015. The primary reasons for the decrease in 2016 was an increased level of noninterest income in 2015 resulting from the deaths of certain employees for which Royal Banks of Missouri maintained bank-owned life insurance thereon, and an increased level of legal and professional fees relating to Royal’s merger with Frontenac Bancshares, Inc.

Net Interest Income.

Royal’s net interest income decreased by $410,193 (5.59%) to $6,927,133 for the six months ended June 30, 2016 from the $7,337,326 earned for the six months ended June 30, 2015. Royal’s net interest margin for the six months ended June 30, 2016 and 2015 was 3.67% and 3.81%, respectively.

Average earning assets for 2016 decreased $9,821,946 (2.51%) to $382,048,231 from the level of $391,870,177 for 2015. Average loans outstanding were relatively flat for the two six month periods, with averages of $336,559,613 in 2016, and $333,474,589 in 2015. The competition for loans in the St. Louis market has intensified in recent years.

Total average investments decreased $9,150,912 (17.72%) to $42,504,734 in 2016 from the $51,655,646 average for 2015. Royal sold approximately $6.4 million of available-for-sale securities in 2016 to reposition the portfolio for an expected uptick in interest rates.

Average short-term investments can fluctuate significantly from day to day based on a number of factors, including, but not limited to, the collected balances of customer deposits, loan demand, and investment security maturities. Excess funds not invested in loans or investment securities are invested in overnight funds or short-term time deposits with various unaffiliated financial institutions. The average balances of such short-term investments for the six months ended June 30, 2016 and 2015 were $2,983,884 and $6,739,942, respectively, with changes therein mirroring the overall changes in the Bank’s average deposits.

The Company believes that a key factor in increasing Royal’s net interest margin is to maintain a higher percentage of earning assets in the loan category, which is Royal’s highest earning asset category. Royal was able to increase this percentage in the six months ended June 30, 2016, with the percentage of average loans to average earning assets being 88.09% in 2016 compared with 85.10% for the six months ended June 30, 2015.

Funding Royal’s growth in interest-earning assets has been accomplished primarily with a strong core deposit base, supplemented with a low level of wholesale financing sources. Royal’s average loan-to-deposit ratio was 99.44% in 2016, compared with 94.42% for the same period in 2015.

Total average interest-bearing deposits for 2016 decreased $11,550,192 (3.92%) to $282,803,922 from the level of $294,354,114 for 2015. Royal has a significant level of stable deposits with several related parties, including Royal’s primary shareholders, and also certain local governmental agencies and school districts that hold substantial deposits in Royal. The overall decline in deposits has resulted from a reduction in time deposits, as depositors are not willing to lock into long-term certificates of deposit in the current low interest rate environment.

Royal’s short-term borrowings consist of overnight funds borrowed from unaffiliated financial institutions, and are used to supplement Royal’s overall liquidity. The average balances of such borrowings for the six months ended June 30, 2016 and 2015 totaled $9,586,505 and $3,574,144, respectively. These average balances have gone up each year as Royal’s loan-to-deposit ratio has increased, as Royal management believes the interest rates obtained thereon have been less than comparable time deposits would have been paid. Royal also obtained a $2,000,000 longer-term advance from the Federal Home Loan Bank of Des Moines in 2014 with a 0.84% rate, which was used to lock in an interest rate spread on a debt security with a similar 2016 maturity.

Table 1 show the relationship between interest revenue and interest expense and the average balances of interest earning assets and interest bearing liabilities for the six months ended June 30, 2016 and 2015.

	Table 1—Average Balance Sheets, Yields, and Rates for the Six Months Ended June 30,
	2016				2015
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Interest-earning assets:
Loans[1],[2]	$336,559,613	$7,292,469	4.36%	$333,474,589	$7,588,166	4.59%
Taxable securities	34,528,983	517,315	3.01	43,947,318	589,891	2.71
Tax-exempt securities[3]	7,975,751	122,320	3.08	7,708,328	165,192	4.32
Federal funds sold and short-term investments	2,983,884	13,703	0.92	6,739,942	12,676	0.38

Total interest-earning assets	382,048,231	7,945,807	4.18	391,870,177	8,355,925	4.30

Noninterest-earning assets:
Cash and due from banks	4,750,578			4,868,032
Premises and equipment	4,780,954			4,957,866
Reserve for loan losses	(4,476,382)			(4,616,668)
Other assets	25,845,318			22,047,083

Total noninterest-earning assets	30,900,468			27,256,313

Total assets	$412,948,699			$419,126,490

Interest-bearing liabilities:
Deposits
Interest-bearing transaction accounts	$142,734,341	467,961	0.66	$142,439,002	457,241	0.65
Savings	20,823,465	21,463	0.21	20,263,407	20,518	0.20
Time deposits	119,246,116	448,143	0.76	131,651,705	468,206	0.72

Total interest bearing deposits	282,803,922	937,567	0.67	294,354,114	945,965	0.65
Federal Home Loan Bank Advances and note payable	2,033,333	10,247	1.01	2,000,000	8,447	0.85
Federal funds purchased and short-term borrowings	9,586,505	23,857	0.50	3,574,144	5,368	0.30
Subordinated debt	—	—	—	—	—	—

Total interest-bearing liabilities	294,423,760	971,671	0.66	299,928,258	959,780	0.65

Noninterest-bearing liabilities:
Noninterest-bearing deposits	55,657,370			58,828,366
Other liabilities	3,520,638			1,977,650
Total shareholders’ equity	59,346,931			57,392,216

Total liabilities and shareholders equity	$412,948,699			$419,126,490

Net interest income		$6,974,136			7,396,145

Net interest spread[4]			3.52			3.65
Net interest margin[5]			3.67			3.81

Provision for Loan Losses. The provision for loan losses was $(197,647) for the six months ended June 30, 2016, compared with $0 for the same period in 2015. As a percentage of outstanding loans at year-end, the reserve for loan losses was 1.04% on June 30, 2016, 1.33% on December 31, 2015, and 1.41% on June 30, 2015. The lower reserve balance and the negative provision in 2016 resulted from the resolution of certain problem credits during the first six months of 2016.

[1]	Interest income on loans includes loan fees.
[2]	The balances include non-accrual loans.
[3]	Interest yields are presented on a tax-equivalent basis. Nontaxable income has been adjusted upward by the amount of Federal income tax that would have been paid if the income had been taxed at a rate of 34%, adjusted downward by the disallowance of the interest cost to carry nontaxable loans and securities.
[4]	The interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
[5]	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by the weighted average interest earning assets for the period indicated

Noninterest Income. Noninterest income is generated primarily from fees on deposit accounts, mortgage banking activity, and earnings on Royal’s bank-owned life insurance policies. Total noninterest income for the six months ended June 30, 2016 and 2015 was $817,688 and $922,457, respectively. Other noninterest income in 2015 includes certain income from death benefit claims on certain employees that had passed away in 2015 for which Royal had bank owned life insurance policies thereon.

Non-Interest Expense. Total noninterest expense for the six months ended June 30, 2016 and 2015 was $5,284,631 and $4,735,029, respectively. The primary reasons for this increase are a $171,000 write-down on a parcel of other real estate that was foreclosed upon in the first six months of 2016, and increased legal and professional fees relating to the merger with Frontenac Bancshares, Inc., which closed on July 1, 2016.

Income Taxes. Royal’s income tax expense decreased $308,000 (26.63%) to $848,700 for the six months ended June 30, 2016 from the $1,156,700 expensed for the same period in 2015. The effective tax rates were 31.93% in 2016 and 32.82% in 2015.

Item 2.	Other Information

None.

Item 3.	Financial Statements

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Balance Sheets

June 30, 2016 and 2015, and December 31, 2015

	June 30,		December 31, 2015
	2016	2015
ASSETS
Cash and due from banks	$4,130,190	4,795,481	7,829,389
Interest-earning deposits in other financial institutions	2,576,688	2,928,440	2,676,901
Federal funds sold	240,916	257,452	263,394
Investments in debt securities:
Available-for-sale, at fair value	14,968,335	16,625,465	16,178,298
Held-to-maturity, at amortized cost (fair value of $23,738,000, 34,226,000, and $30,700,000 at June 30, 2016, June 30, 2015, And December 31, 2015, respectively)	22,937,495	33,909,603	30,411,870
Loans	328,365,833	321,313,479	339,205,246
Less:
Deferred loan fees, net of related costs	(181,293)	(248,633)	(298,041)
Reserve for possible loan losses	(3,426,148)	(4,537,558)	(4,500,504)

Net loans	324,758,392	316,527,288	334,406,701

Bank premises and equipment, net	4,699,466	4,888,769	4,859,560
Accrued interest receivable	820,300	913,002	951,029
Life insurance policies, at cash surrender value	20,157,346	19,581,346	19,871,846
Goodwill	199,913	199,913	199,913
Other real estate owned	3,610,040	—	150,400
Other assets	5,581,577	4,451,339	4,857,822

	$404,680,658	405,078,098	422,657,123

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing deposits	$61,993,873	57,166,579	56,153,736
Interest-bearing deposits	256,308,755	281,376,097	291,678,992

Total deposits	318,302,628	338,542,676	347,832,728
Short-term borrowings	18,430,000	1,750,000	10,503,000
Federal Home Loan Bank borrowings	2,000,000	2,000,000	2,000,000
Note payable	200,000	—	—
Accrued interest payable	128,375	156,821	148,808
Other liabilities	5,883,124	5,538,174	3,745,940

Total liabilities	344,944,127	347,987,671	364,230,476

Commitments and contingencies

Stockholders’ equity:
Common stock, $1 par value; 100,000 shares authorized, 64,372 shares issued and outstanding	64,372	64,372	64,372
Surplus	2,408,479	2,408,479	2,408,479
Retained earnings	58,319,241	55,449,665	56,903,020
Treasury stock, at cost – 2,300 shares	(718,652)	(718,652)	(718,652)
Accumulated other comprehensive income (loss) – net unrealized holding losses on available-for-sale securities	(336,909)	(113,437)	(230,572)

Total stockholders’ equity	59,736,531	57,090,427	58,426,647

	$404,680,658	405,078,098	422,657,123

See accompanying notes to interim condensed consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Income

Six Months ended June 30, 2016 and 2015

	2016	2015
Interest income:
Interest and fees on loans	$7,284,745	7,582,991
Interest on debt securities:
Taxable	517,315	589,891
Exempt from federal income taxes	83,041	111,548
Interest on short-term investments	13,703	12,676

Total interest income	7,898,804	8,297,106

Interest expense:
Interest on deposits	937,567	945,965
Interest on short-term borrowings	23,857	5,368
Interest on notes payable	10,247	8,447

Total interest expense	971,671	959,780

Net interest income	6,927,133	7,337,326
Provision for possible loan losses	(197,647)	—

Net interest income after provision for possible loan losses	7,124,780	7,337,326

Noninterest income:
Service charges on deposit accounts	264,955	275,216
Increase in cash surrender value of life insurance policies	285,500	284,000
Mortgage banking revenues	29,252	78,177
Net gains on sales of available-for-sale securities	104,298	66,921
Other noninterest income	133,683	218,143

Total noninterest income	817,688	922,457

Noninterest expense:
Salaries and employee benefits	2,521,893	2,683,930
Occupancy and equipment expense	564,976	565,895
Other real estate expense and write-downs	214,820	4,419
FDIC insurance assessments	177,000	168,500
Advertising	175,819	186,726
Legal and professional fees	647,534	255,822
Postage, printing, and supplies	81,576	70,661
Data processing expense	371,182	362,998
Other noninterest expense	529,831	436,078

Total noninterest expense	5,284,631	4,735,029

Income before applicable income taxes	2,657,837	3,524,754
Applicable income taxes	848,700	1,156,700

Net income	$1,809,137	2,368,054

Per share amounts:
Basic earnings per share	$29.15	38.15
Basic weighted average common shares outstanding	62,072	62,072

See accompanying notes to interim condensed consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Comprehensive Income

Six Months ended June 30, 2016 and 2015

	2016	2015
Net income	$1,809,137	2,368,054

Other comprehensive income (loss):
Market value adjustment for cash flow hedge	(291,255)	103,243
Change in unrealized gains (losses) on available-for-sale securities	234,437	35,787
Less reclassification adjustment on available-for-sale debt security sale gains included in noninterest income in the consolidated income statement	(104,298)	(66,921)

Other comprehensive income (loss) before tax	(161,116)	72,109
Income tax related to items of other comprehensive income (loss), net of $35,461 in 2016 and $22,753 in 2015 relating to amounts reclassified out of accumulated other comprehensive income	(54,779)	24,517

Other comprehensive income (loss), net of tax	(106,337)	47,592

Total comprehensive income	$1,702,800	2,415,646

See accompanying notes to interim condensed consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Stockholders’ Equity

Six Months ended June 30, 2016 and 2015

	Common stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stock- holders’ equity
Balance at December 31, 2014	$64,372	2,408,479	53,555,688	(718,652)	(161,029)	55,148,858
Net income	—	—	2,368,054	—	—	2,368,054
Cash dividends declared ($7.64 per share)	—	—	(474,077)	—	—	(474,077)
Market value adjustment for cash flow hedge, net of related taxes	—	—	—	—	68,140	68,140
Net change in unrealized gains (losses) on available-for-sale debt securities, net of related tax effect	—	—	—	—	(20,548)	(20,548)

Balance at June 30, 2015	$64,372	2,408,479	55,449,665	(718,652)	(113,437)	57,090,427

Balance at December 31, 2015	$64,372	2,408,479	56,903,020	(718,652)	(230,572)	58,426,647

Net income	—	—	1,809,137	—	—	1,809,137
Cash dividends declared ($6.33 per share)	—	—	(392,916)	—	—	(392,916)
Market value adjustment for cash flow hedge, net of related taxes	—	—	—	—	(192,229)	(192,229)
Net change in unrealized gains (losses) on available-for-sale debt securities, net of related tax effect	—	—	—	—	85,892	85,892

Balance at June 30, 2016	$64,372	2,408,479	58,319,241	(718,652)	(336,909)	59,736,531

See accompanying notes to interim condensed consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Interim Condensed Consolidated Statements of Cash Flows

Six Months ended June 30, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net income	$1,809,137	2,368,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	425,852	453,698
Provision for possible loan losses	(197,647)	—
Net security sale gains	(104,298)	(66,921)
Net gains on sales of mortgage loans in secondary market	(29,252)	(78,177)
Write-downs and (gains) losses on sale of other real estate owned	174,776	(7,426)
Increase in cash surrender value of life insurance policies	(285,500)	(284,000)
Gains on life insurance claims	—	(62,726)
Decrease in accrued interest receivable	130,729	150,412
Decrease in accrued interest payable	(20,433)	(19,033)
Other operating activities, net	1,999,192	1,594,682

Net cash provided by operating activities	3,902,556	4,048,563

Cash flows from investing activities:
Decrease in interest-earning deposits in other financial institutions	100,213	477,498
Proceeds from maturities of and principal payments on:
Available-for-sale debt securities	1,929,115	1,295,896
Held-to-maturity debt securities	7,248,374	3,781,234
Proceeds from sales of available-for-sale debt securities	6,435,008	10,600,772
Purchases of available-for-sale debt securities	(6,902,195)	(11,497,253)
Redemption (purchase) of Federal Home Loan Bank of Des Moines stock	(397,000)	165,600
Net decrease in loans	6,063,956	13,426,404
Proceeds from life insurance claims	—	138,804
Purchase of life insurance policies	—	(1,500,000)
Proceeds from sale of other real estate owned	147,584	54,426
Purchases of bank premises and equipment	(57,284)	(67,459)

Net cash provided by investing activities	14,567,771	16,875,922

Cash flows from financing activities:
Net decrease in deposits	(29,530,100)	(14,655,965)
Net increase (decrease) in short-term borrowings	7,927,000	(5,992,000)
Proceeds from note payable	200,000	—
Dividends paid	(788,904)	(572,280)

Net cash used in financing activities	(22,192,004)	(21,220,245)

Net decrease in cash and cash equivalents	(3,721,677)	(295,760)
Cash and cash equivalents at beginning of year	8,092,783	5,348,693

Cash and cash equivalents at end of year	$4,371,106	5,052,933

Supplemental information:
Cash paid for:
Interest	$992,104	978,813
Income taxes	752,000	1,241,000
Noncash transactions – loans transferred to other real estate in settlement of loans	3,782,000	—

See accompanying notes to interim condensed consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Royal Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout the St. Louis metropolitan area in Missouri through its wholly-owned subsidiary, Royal Banks of Missouri (the Bank).

The Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products throughout the St. Louis metropolitan area. Additionally, the Company and Bank are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company and Bank conform to generally accepted accounting principles within the banking industry. In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses, valuation of other real estate owned, and determination of possible impairment of intangible assets. Actual results could differ from those estimates.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 1-SA of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.

Operating results for the six month periods ended June 30, 2016 and 2015 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2016. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2015.

Principles of Consolidation

The interim condensed consolidated financial statements include the accounts of the Company and Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company and Bank utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Company is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners.

NOTE 2—ACQUISITIONS

On July 1, 2016, the Company purchased 100% of the outstanding capital stock of Frontenac Bancshares, Inc., for cash of $5,672,085 and 22,934 shares of Company common stock with a value of $22,129,475. The acquisition was accounted for as a purchase transaction and, accordingly, the operations of Frontenac Bancshares, Inc. from July 1, 2016 forward are included in the Company’s consolidated results of operations. The fair values of the net assets acquired from Frontenac Bancshares, Inc. were as follows:

Cash and due from banks	$13,228,444
Interest-earning demand deposits in financial institutions	3,865
Available-for-sale debt securities	43,945,069
Loans, net	185,270,602
Premises and equipment	6,515,239
Accrued interest receivable	575,194
Other real estate owned	4,931,802
Deferred income taxes	7,012,825
Other assets	3,141,931
Core deposit premium	2,250,000

Total assets	266,874,971

Deposits	223,931,216
Short-term borrowings	102,466
Federal Home Loan Bank advances	10,890,028
Subordinated debentures	7,324,524
Accrued interest payable	708,589
Other liabilities	1,009,135

Total liabilities	243,965,958

Net assets acquired	22,909,013
Cost of acquisition	27,801,560

Goodwill acquired	$4,892,547

The Company believes that the acquisition of Frontenac Bancshares, Inc. has provided the Company with the opportunity to further expand its banking operations in the St. Louis metropolitan area. The resulting discounts and premiums are being amortized over the expected economic lives of the related assets and liabilities. The core deposit premium intangible asset is being amortized on a straight line basis over its estimated useful life using an undiscounted cash flow method.

Item 4.	Exhibits

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on May 18, 2016)

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on May 18, 2016)

6.1	Form of Employment Agreement by and between Royal Banks of Missouri and Robert Roberson (incorporated by reference to Exhibit 6.1 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on May 18, 2016)

7.1	Amended and Restated Agreement and Plan of Merger by and among Frontenac Bancshares, Inc., Royal Bancshares, Inc. and Royal Acquisition LLC, effective as of November 12, 2015 (incorporated by reference to Appendix A of the Proxy Statement/Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on May 18, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANCSHARES, INC.

By:	/s/ Stephen A. Baden
Name:	Stephen A. Baden
Title:	President and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities indicated on September 27, 2016.

/s/ Stephen A. Baden
Name: Stephen A. Baden
President and Director
(Principal Executive Officer)

/s/ Bethany Davis
Name: Bethany Davis
Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)